UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Booth, Thomas W.
   2140 Lake Park Blvd.
   Richardson,  Texas  75080-2254
2. Issuer Name and Ticker or Trading Symbol
   Lennox International Inc. (LII)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4. Statement for Month/Year
   12/12/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VP Bus Dev HTD/LII Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security      2)Trans-  2A.        3.Trans-   4.Securities Acquired(A)  5)Amount of    6.Owner-   7)Nature of
                         action    Deemed     action     or Disposed of (D)        Securities     ship       Indirect
                         Date      Execution  Code                                 Beneficially   Form:      Beneficial
                                   Date, if   ----------------------------------   Owned          Direct     Ownership
                         (Month/   any                           A                 Following      (D) or
                         Day/Year) (Month/                       or                Reported       Indirect
                                   Day/Year)  Code  V    Amount  D    Price        Transaction(s) (I)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value  12/12/02             A(1)       2,700   A                    660,315     D
$0.01 per share
Common Stock, par value                                                              143,632      I          Booth Charitable
$0.01 per share                                                                                              Remainder Trust(2)
Common Stock, par value                                                                37,520     I          Daughter Carolyn(2)
$0.01 per share
Common Stock, par value                                                               38,531      I          Daughter Kathleen(2)
$0.01 per share
Common Stock, par value                                                               40,062      I          Thomas Booth Trust
$0.01 per share
Common Stock, par value                                                            2,007,956      I          Trust FBO R. Booth
$0.01 per share                                                                                              (3)
Common Stock, par value                                                               70,343      I          by Spouse(2)
$0.01 per share


                                                                  1


Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1 through 6)
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1)Title of Derivative    2)Conversion 3)Trans- 3A.         4)Trans-   5)Number of Derivative      6)Date Exercisable and
Security                 or Exercise  action   Deemed      action     Securities Acquired (A)     Expiration Date
                         Price of     Date     Execution   Code       or Disposed of (D)
                         Derivative   (Month/  Date, if    ----------------------------------------------------------------------
                         Security     Day/     any
                                      Year)    (Month/
                                               Day/Year)   Code  V    A            D              Date Exercisable  Expiration Date
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock      $13.5750     12/12/02             A          7,590                       (4)               12/12/09
Option (right to buy)



Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)
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1)Title of Derivative    3)Trans-  3A          7)Title and Amount            8)Price   9)Number of     10)Ownership     11)Nature of
Security                 action    Deemed      of Underlying                 of Deri-  Derivative      Form of          Indirect
                         Date      Execution   Securities                    vative    Securities      Derivative       Beneficial
                                   Date, if    ---------------------------   Secur-    Beneficially    Security: or     Ownership
                                   any                           Amount or   ity       Owned           Direct (D) or
                                   (Month/                       Number of             Following       Indirect (I)
                                   Day/Year)   Title             Shares                Reported
                                                                                       Transaction(s)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock      12/12/02              Common Stock par  7,590                 7,590           D
Option (right to buy)                          value $0.01 per
                                               share



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1.Restricted Stock Award.
2.The reporting person has only a remainder interest in the trust, and disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.
3 The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
4.The option becomes exercisable in three equal annual installments, commencing one year after the date of grant.
- Attorney-in-fact pursuant to the power of attorney dated July 9, 1999.



SIGNATURE OF REPORTING PERSON
/S/ By: Carl E. Edwards, Jr.
    For: Thomas W. Booth
DATE 12/16/02